03014708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-35643

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Houlihan Lokey Howard & Zukin Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1930 Century Park West
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Mavredakis (310) 553-8871
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Avenue	Los Angeles.	California	90071-3462
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John G. Mavredakis, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of Houlihan Lokey Howard & Zukin Capital, Inc. as of and for the year ended December 31, 2002 are true and correct. I further swear (or affirm) that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

P. S. DILLON
Commission # 1333776
Notary Public - California
Los Angeles County
My Comm. Expires Dec 8, 2005

Signature

Title

P S Dillon 2-25-03
Notary Public

Houlihan Lokey Howard & Zukin Capital, Inc.
Table of Contents

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (1) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Supplemental Independent Auditors' Report on Internal Control (filed concurrently and included in the Public Report as a separate document)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.
(SEC I.D. No. 8-35643)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002 AND
INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
350 South Grand Avenue
SUITE 200
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Stockholder
Houlihan Lokey Howard & Zukin Capital, Inc.

We have audited the accompanying statement of financial condition of Houlihan Lokey Howard & Zukin Capital, Inc. (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Houlihan Lokey Howard & Zukin Capital, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2003

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 8,942,990
Accounts receivable—net of allowance for doubtful accounts of $1,739,280 (Note 3)	13,581,504
Unbilled work in process	15,672,197
Receivable from affiliates (Note 2)	26,576,040
Property and equipment, at cost—net of accumulated depreciation of $595,387	131,811
Deferred income taxes (Note 5)	991,132
Other assets	29,221
TOTAL	$ 65,924,895

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 2,878,956
Deferred income	5,986,302
Total liabilities	8,865,258
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY (Note 7):	
Common stock—authorized, 1,000 shares at $.01 par value; issued and outstanding, 1,000 shares	10
Additional paid-in capital	26,474,951
Retained earnings	30,584,676
Total stockholder's equity	57,059,637
TOTAL	$ 65,924,895

See notes to statement of financial condition.

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Houlihan Lokey Howard & Zukin Capital, Inc. (the "Company") is a California corporation registered as a broker-dealer under Section 15(b) of the Securities Exchange Act. The Company is a wholly owned subsidiary of Houlihan Lokey Howard & Zukin, Inc. (the "Parent"). The Parent is a corporation registered as an investment advisor under the Investment Advisers Act of 1940.

The Company offers financial services and financial advice to a broad clientele located throughout the United States, Europe and Canada. The Company has offices in Los Angeles, San Francisco, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas and Atlanta. Together, the Company and its Parent form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

1. Mergers, acquisitions and divestitures
2. Leveraged transactions and private placements of debt and equity
3. Financial strategic planning and corporate partnering
4. Tax-exempt financing

The Company exclusively concentrates its efforts toward the earning of professional fees. It does not handle customer investment accounts.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment—Expenditures for equipment and fixtures and for renewals and betterments that extend the originally estimated economic lives of assets are capitalized. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts.

Accounts Receivable—The allowance for doubtful accounts on receivables reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience.

Income Taxes—The Parent and its subsidiaries, including the Company, file consolidated federal income tax returns and separate returns in state and local jurisdictions. The Company reports income tax expense as if it filed separate returns in all jurisdictions. Current income taxes payable directly by the Company are reported as income taxes payable, which are included in accounts payable and accrued expenses in the statement of financial condition. Income taxes payable by the Parent on the Company's behalf are offset against receivable from affiliates on the statement of financial condition.

Deferred taxes and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Investments—The Company occasionally earns professional fees that are paid in a form other than cash, such as client securities, which may include options, warrants, stock or similar securities. The cost basis of such securities is the amount of the fees for which such securities are taken as payment, which is equivalent to estimated fair value at the acquisition date.

Recently Issued Accounting Pronouncements and Interpretations—Effective January 1, 2002, the Company adopted the requirements of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Adoption of SFAS No. 144 did not have a material impact on the Company's financial position.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized when actually incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management believes that the adoption of SFAS No. 146 will not have a material impact on the Company's financial position.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others*, an interpretation of FASB Statement Nos. 5, 57 and 107, and rescission of FIN No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others*. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted such interpretation on January 1, 2003 as required. The adoption of such interpretation did not have a material impact on the Company's financial position.

2. RELATED PARTY TRANSACTIONS

The Parent performs certain management, accounting, legal, regulatory and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. The Company is also allocated a portion of the Parent's operating expenses, such as employee compensation, depreciation, rent and other costs. Intercompany charges and reimbursements are generally settled through the receivable from affiliates account. The receivable is due on demand and bears interest at the prevailing prime interest rate; such rate was 4.25% at December 31, 2002.

3. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

Balance, beginning of year	$ 1,348,389
Provision for bad debts	2,035,891
Charge-offs	(1,645,000)
Balance, end of year	$ 1,739,280

4. COMMITMENTS AND CONTINGENCIES

In the opinion of management and legal counsel, it is not probable that the ultimate outcome of pending and threatened litigation will be material to the financial condition of the Company.

Substantially all of the Company's assets are pledged as collateral for the Parent's borrowings under a line of credit with a Bank.

5. INCOME TAXES

The major components of net deferred income taxes are as follows at December 31, 2002:

Deferred tax assets:	
Accrued vacation	$ 230,304
Bad debt expense	662,179
State taxes	98,976
Total deferred tax assets	991,459
Deferred tax liabilities—depreciation	(327)
Net deferred tax assets	$ 991,132

6. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds, and delivers all customer securities received to the clearing broker or dealer, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $6,039,034, which was $5,847,104 in excess of its required net capital of $191,930. The Company's ratio of aggregate indebtedness to net capital ratio was .48 to 1.

* * * * * *

Deloitte & Touche LLP
350 South Grand Avenue
SUITE 200
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Stockholder
Houlihan Lokey Howard & Zukin Capital, Inc.

In planning and performing our audit of the financial statements of Houlihan Lokey Howard & Zukin Capital, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 26, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2003